UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Universal Display Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

91347P105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91347P105	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PPG Industries, Inc. 25-0730780

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,321,054 6. Shared Voting Power 0 7. Sole Dispositive Power 1,321,054 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,054

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 6 Pages

SCHEDULE 13G

CUSIP NO. 91347P105

Item 1.	(a)	Name of Issuer Universal Display Corporation

	(b)	Address of Issuer’s Principal Executive Offices 375 Phillips Boulevard, Ewing, New Jersey 08618

Item 2.	(a)	Name of Persons Filing PPG Industries, Inc.

	(b)	Address of Principal Business Office or, if none, Residence One PPG Place, Pittsburgh, PA 15272

	(c)	Citizenship Pennsylvania

	(d)	Title of Class of Securities Common Stock, $0.01 par value

	(e)	CUSIP Number 91347P105

Page 3 of 6 Pages

SCHEDULE 13G

CUSIP NO. 91347P105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker of dealer registered under section 15 of the Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(l)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with § 240.13d-1((b)(l)(ii)(J)

Item 4.	Ownership

	(a)	Amount beneficially owned: 1,321,054 shares of Common Stock, $0.01 par value

	(b)	Percent of class: 5.3%

Page 4 of 6 Pages

SCHEDULE 13G

CUSIP NO. 91347P105

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 1,321,054

		(ii)	Shared power to vote or direct the vote: 0

		(iii)	Sole power to dispose of or direct the disposition of: 1,321,054

		(iv)	Shared power to dispose of or direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Page 5 of 6 Pages

SCHEDULE 13G

CUSIP NO. 91347P105

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPG INDUSTRIES, INC.

February 18, 2004

Date

/s/ William H. Hernandez

Signature

William H. Hernandez Senior Vice President, Finance

Name/Title

Page 6 of 6 Pages